Exhibit 99.1

Steben Select Multi-Strategy Master Fund

Cover Letter to

Offer to Repurchase and Letter of Transmittal

If you do not want to sell your shares at this time, please disregard this notice. This is simply a notification of the Fund’s repurchase Offer.

February 13, 2017

Dear Steben Select Multi-Strategy Master Fund Shareholder:

We are writing to inform you that the Steben Select Multi-Strategy Master Fund (the “Fund”) is offering to purchase up to 3.34% of its outstanding shares of beneficial interest (“Shares”) pursuant to tenders by shareholders of the Fund at a price equal to the net asset value per Share as of March 31, 2017 or a later date determined by the Fund. If you are not interested in tendering any of your Shares for repurchase by the Fund at this time, please disregard this notice and take no action.

The tender offer period will begin on February 14, 2017 and end at 12:00 Midnight, Eastern Time, on March 14, 2017. The purpose of the tender offer is to provide liquidity to Shareholders of the Fund. Shares may be presented to the Fund for repurchase only by tendering them during one of the Fund’s announced tender offers.

We anticipate having tender offers each quarter, subject to approval by the Board of Trustees and any unforeseen circumstances.

Should you wish to tender any of your Shares for purchase by the Fund during this tender offer period please complete the enclosed Letter of Transmittal and return it by mail or fax to the Fund’s administrator U.S. Bancorp Fund Services, Attention: Steben Select Multi-Strategy Master Fund, P.O. Box 701, Milwaukee, WI 53201-0701, Fax: 877.522.1249, as instructed in the Letter of Transmittal. All tenders of Shares must be received by the Fund, either by mail or by fax, in good order no later than March 14, 2017, unless extended.

No action is required if you do not wish to sell all or any portion of your shares at this time.

If we may be of further assistance, please contact us by calling one of our dedicated account representatives at 800.726.3400, Monday through Friday (except holidays), from 8:00 a.m. to 5:00 p.m., Eastern Time.

Sincerely,

Steben Select Multi-Strategy Master Fund